SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 5)

BOARDWALK EQUITIES INC.

(Name of the Issuer)

Boardwalk Equities Inc.
Boardwalk Properties Company Limited

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

096613104

(CUSIP Number of Class of Securities)

Sam Kolias	Roberto A. Geremia
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
Boardwalk Properties Company Limited	Boardwalk Equities Inc.
Suite 200, 1501-1st Street S.W.	Suite 200, 1501-1st Street S.W.
Calgary, Alberta T2R 0W1	Calgary, Alberta T2R 0W1
Canada	Canada

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on behalf of Filing Person)

Copies to:

John K. Whelan	Stuart M. Olley
Carter Ledyard & Milburn LLP	Stikeman Elliot LLP
2 Wall Street	4300 Bankers Hall West
New York, New York 10005	888-3rd Street S.W.
(212) 238-8810	Calgary, Alberta T2P 5C5
Canada
(403) 266-9057

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$710,180,365.24	$57,454.00

*	Estimated solely for the purposes of computing the filing fee. The transaction valuation was based on the exchange of approximately 50,872,519 common shares, no par value of Boardwalk Equities Inc. (the “Common Shares”) valued at $13.96 per Common Share, the average high and low trading prices of the Common Shares as reported on the consolidated reporting system on January 5, 2004.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under and Section 13(e) (3) of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,454.00	Filing Party: Boardwalk Equities Inc.
Form or Registration No.: SC 13E-3	Dated Filed: January 12, 2004

INTRODUCTION

     This fifth amendment to the Transaction Statement on Schedule 13E-3 (“Amendment No. 5”) originally filed on January 12, 2004 and amended on February 10, March 1, March 11 and March 16, 2004 is being filed by Boardwalk Equities Inc., an Alberta corporation (“Boardwalk”), and Boardwalk Properties Company Limited, an Alberta corporation (“BPCL”), in connection with an Acquisition and Arrangement Agreement (the “Acquisition”) to be entered pursuant to a statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). This Amendment No. 5 is being filed to reflect revisions to the Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held April 28, 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust of Boardwalk Equities Inc. (the “Circular”) and the related forms of proxy and letter of transmittal, which are attached as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) hereto, respectively, and which are being mailed to securityholders of Boardwalk on March 29, 2004.

     As more fully described in the Circular, the Acquisition and the Arrangement broadly contemplate the transfer and contribution of all of the assets of Boardwalk to a new Canadian real estate investment trust to be named Boardwalk Real Estate Investment Trust (“Boardwalk REIT”), and the indirect acquisition of Boardwalk by BPCL. In the Acquisition and the Arrangement, public shareholders of Boardwalk common shares (“Common Shares”) would exchange their Common Shares for units of beneficial interest in Boardwalk REIT (the “REIT Units”) on a one-for-one basis, and Boardwalk would become a private company indirectly owned by BPCL.

     For the Acquisition and the Arrangement to proceed, a special resolution relating to the Acquisition and the Arrangement must be approved by at least 66 2/3% of the votes cast at a special meeting by holders of Common Shares and holders of options to purchase Common Shares, voting together as a single class. In addition, the Acquisition and the related resolution must be approved by a simple majority of the votes cast at such meeting by “minority securityholders,” as determined in accordance with applicable law. The Acquisition and the Arrangement are also subject to certain other conditions, including the receipt of all necessary regulatory approvals and court approval. The completion of the Acquisition and the Arrangement will occur as soon as practicable following the satisfaction of all of the required conditions to completion of the Acquisition and the Arrangement, including regulatory and court approvals.

     The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and identify the location in the Circular of the information required to be included in response to the Items of this Amendment No. 5. Certain disclosures required to be set forth in this Amendment No. 5 are incorporated herein by reference to the Circular and the appendices thereto.

Item 1. Summary Term Sheet
Regulation M-A Item 1001

   The information set forth in the Circular under the captions “Summary Term Sheet,” “Information for all Securityholders,” “Information for United States Shareholders” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information
Regulation M-A Item 1002

(a)   Name and Address. The name of the subject company is Boardwalk Equities Inc. (“Boardwalk”). Its principal executive office is located at Suite 200, 1501-First Street S.W., Calgary, Alberta T2R 0W1, Canada (telephone (403) 531-9255).

(b)   Securities. The information set forth in the Circular under the caption “Information Concerning the Corporation — Price Range and Trading Volume of Common Shares; Dividends” is incorporated herein by reference.

(c)   Trading Market and Price. The information set forth in the Circular under the caption “Information Concerning the Corporation — Price Range and Trading Volume of the Common Shares; Dividends” is incorporated herein by reference.

(d)   Dividends. The information set forth in the Circular under the captions “Distribution Policy” and “Information Concerning the Corporation — Price Range and Trading Volume of Common Shares; Dividends” is incorporated herein by reference.

(e)   Prior Public Offerings. The information set forth in the Circular under the caption “Information Concerning the Corporation — Price Range and Trading Volume of Common Shares; Dividends” is incorporated herein by reference.

(f)   Prior Stock Purchases. The information set forth in the Circular under the caption “Information Concerning the Corporation — Prior Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003

(a)   Name and address. Boardwalk and Boardwalk Properties Company Limited (“BPCL”), both of which are incorporated under the laws of Alberta, Canada, are jointly filing this Schedule 13E-3. Boardwalk’s principal executive office is located at Suite 200, 1501-First Street S.W., Calgary,

Alberta T2R 0W1, Canada (telephone (403) 531-9255). BPCL’s principal executive office is located at Suite 200, 1501-First Street S.W., Calgary, Alberta T2R 0W1, Canada (telephone (403) 531-9255). BPCL is an affiliate of Boardwalk by reason of its ownership of Common Shares. The information set forth in the Circular under the captions “The Meeting — Voting Securities and Principal Holders Thereof” and “Information Concerning the Corporation — Directors and Officers” and in Appendix H is incorporated herein by reference.

(b)   Business and Background of Entities. The information set forth in the Circular under the caption “The Meeting — Voting Securities and Principal Holders Thereof” and in Appendix H is incorporated herein by reference.

(c)   Business and Background of Natural Persons. The information set forth in the Circular under the caption “Information Concerning the Corporation — Directors and Officers” and in Appendix H is incorporated herein by reference.

Item 4. Terms of the Transaction
Regulation M-A Item 1004

(a) Material Terms.   The information set forth in the Circular under the following captions is incorporated herein by reference: “Questions and Answers about the Acquisition and the Arrangement,” “Summary,” “Description of the Acquisition and the Arrangement — Accounting Treatment of the Transaction,” “Management of Boardwalk REIT — Board of Trustees,” “Declaration of Trust and Description of REIT Units,” “Distribution Policy,” “Material Canadian Federal Income Tax Considerations,” “Material United States Federal Income Tax Considerations” and “Risk Factors — Legal Rights Normally Associated with the Ownership of Shares of a Corporation.”

(c) Different Terms.   The information set forth in the Circular under the captions “Information for United States Shareholders — Notice to Residents of the State of New York,” “Summary” and

“Questions and Answers about the Acquisition and the Arrangement” is incorporated herein by reference.

(d)   Appraisal Rights. The information set forth in the Circular under the caption “Rights of Dissent” and Section 191 of the Business Corporations Act (Alberta) set forth as Appendix F to the Circular are incorporated herein by reference.

(e)   Provisions for Unaffiliated Security Holders. The information set forth in the Circular under the captions “Special Factors — Opinion of RBC” and “Rights of Dissent” is incorporated herein by reference.

(f)   Eligibility for Listing or Trading. The information set forth in the Circular under the caption “Description of the Acquisition and the Arrangement — Regulatory Approvals — Stock Exchange Listings” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

(a)   Transactions. The information set forth in the Circular in Appendix H and under the following captions is incorporated herein by reference: “Information Concerning the Corporation — Statement of Executive Compensation,” “Information Concerning the Corporation — Employment and Termination Arrangements,” “Information Concerning the Corporation — Indebtedness of Directors and Senior Officers,” “Information Concerning the Corporation — Stock Option Plan” and “Information Concerning the Corporation — Interest of Management and Others in Material Transactions.”

(b)   Significant Corporate Events. The information set forth in the Circular under the captions “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and the Arrangement” and “Information Concerning the Corporation — Interest of Management and Others in Material Transactions” and in Appendix H is incorporated herein by reference.

(c)   Negotiations or Contacts. The information set forth in the Circular under the caption “Information Concerning the Corporation — Interest of Management and Others in Material Transactions” and in Appendix H is incorporated herein by reference.

(e)   Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the captions “Description of the Acquisition and the Arrangement — Pre-Arrangement Reorganization and Secondary Offering,” “Information Concerning the Corporation — Statement of Executive Compensation,” “Information Concerning the Corporation — Stock Option Plan” and “Interest of Certain Persons in the Acquisition and Intentions of Such Persons” and in Appendix H is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006

(b)   Use of Securities Acquired. The information set forth in the Circular under the captions “Summary” and “Description of the Acquisition and the Arrangement — Effects of the Acquisition, the Arrangement and Related Transactions” is incorporated herein by reference.

(c)(1)-(8)   Plans. The information set forth in the Circular under the captions “Summary,” “Management of Boardwalk REIT” and “Information Concerning the Corporation — Business of the Corporation Following the Acquisition and Arrangement” and the Acquisition and Arrangement Agreement included as Appendix B to the Circular are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013

(a)   Purposes. The information set forth in the Circular under the captions “Questions and Answers about the Acquisition and the Arrangement,” “Special Factors” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(b)   Alternatives. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(c)   Reasons. The information set forth in the Circular under the captions “Questions and Answers about the Acquisition and the Arrangement,” “Special Factors” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(d)   Effects. The information set forth in the Circular under the captions “Questions and Answers about the Acquisition and the Arrangement,” “Special Factors,” “Description of the Acquisition and the Arrangement,” “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

Item 8. Fairness of the Transaction
Regulation M-A Item 1014

(a)   Fairness. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Circular under the captions “Special Factors,” “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” and “Description of the Acquisition and Arrangement — Fairness Opinion” is incorporated herein by reference.

(c)   Approval of Security Holders. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Securityholder Approvals” is incorporated herein by reference.

(d)   Unaffiliated Representative. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(e)   Approval of Directors. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(f)   Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015

(a)   Report, Opinion or Appraisal. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Fairness Opinion” is incorporated herein by reference.

(b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Fairness Opinion” and the Fairness Opinion set forth as Appendix E to the Circular are incorporated herein by reference.

(c)   Availability of Documents. The fairness opinion of RBC Dominion Securities Inc. is set forth as Appendix E to the Circular.

Item 10. Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007

(a)   Source of Funds. Not applicable.

(b)   Conditions. Not applicable.

(c)   Expenses. The information set forth in the Circular under the caption “Expenses of the Acquisition and the Arrangement” is incorporated herein by reference.

(d)   Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008

(a)   Securities Ownership. The information set forth in the Circular under the caption “Interest of Certain Persons in the Acquisition and Intentions of such Persons” is incorporated herein by reference.

(b)   Securities Transactions. The information set forth in the Circular under the caption “Interest of Certain Persons in the Acquisition and Intentions of Such Persons — Common Share Ownership” is incorporated herein by reference.

Item 12. Solicitation or Recommendation
Regulation M-A Item 1012

(d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the captions “Special Factors”, “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and the Arrangement” and “Interest of Certain Persons in the Acquisition and Intentions of Such Persons” is incorporated herein by reference.

(e)   Recommendation of Others. The information set forth in the Circular under the caption “Interests of Certain Persons in the Acquisition and the Intentions of Such Persons” is incorporated herein by reference.

Item 13. Financial Statements
Regulation M-A Item 1010

(a)   Financial Information. The Consolidated Financial Statements of Boardwalk Equities Inc. included in Appendix D to the Circular are incorporated herein by reference.

(b)   Pro Forma Information. The Pro Forma Condensed Consolidated Financial Statements of Boardwalk Real Estate Investment Trust included in Appendix D to the Circular are incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009

(a)   Solicitations or Recommendations. The information set forth in the Circular under the caption “The Meeting — Solicitation of Proxies” is incorporated herein by reference.

(b)   Employees and Corporate Assets. The information set forth in the Circular under the captions “The Meeting — Solicitation of Proxies” and “Expenses of the Acquisition and the Arrangement” is incorporated herein by reference.

Item 15. Additional Information.
Regulation M-A Item 1011

(b)   Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held April 28, 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust*
(a)(2)	Form of Proxy (for registered shareholders only)*
(a)(3)	Form of Proxy (for optionholders only)*
(a)(4)	Letter of Transmittal*
(c)(1)	Fairness Opinion of RBC Dominion Securities Inc. (incorporated herein by reference to Appendix E to the Circular)
(c)(2)	Presentation materials delivered by RBC Dominion Securities Inc. to the Special Committee on December 10, 2003, as supplemented on January 8, 2004**
(d)(1)	Acquisition and Arrangement Agreement between Boardwalk Equities Inc. and Boardwalk Properties Company Limited (incorporated herein by reference to Appendix B to the Circular)
(f)	Section 191 of the Business Corporations Act (Alberta) (incorporated herein by reference to Appendix F to the Circular)

  *     Filed with this amendment.
**     Filed previously.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2004

Boardwalk Equities Inc.

By:	/s/ Roberto A. Geremia

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

Boardwalk Properties Company Limited

By:	/s/ Sam Kolias

Sam Kolias
President and Chief Executive Officer